Digital Realty Trust, Inc.

Digital Realty Trust, L.P.

560 Mission Street, Suite 2900

San Francisco, California 94105

June 25, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form S-4 - Supplemental Representations and Warranties

Ladies and Gentlemen:

In connection with the offer (the “Exchange Offer”) by Digital Realty Trust, L.P., a limited partnership organized under the laws of the State of Maryland (the “Partnership”), to exchange up to $500,000,000 aggregate principal amount of its 5.875% Notes due 2020 (the “Exchange Notes”) for any and all of its outstanding $500,000,000 aggregate principal amount of its 5.875% Notes due 2020 (the “Old Notes”), the Partnership hereby represents and warrants to the staff of the Securities and Exchange Commission as follows:

1. The Partnership is registering the Exchange Notes through a Registration Statement on Form S-4 (the “Registration Statement”) in reliance on the staff’s position enunciated in Exxon Capital Holdings Corporation (dated May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (dated June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling (dated July 2, 1993) (the “Shearman & Sterling Letter”) and other interpretive letters to similar effect.

2. The Partnership has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Partnership’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

3. In this regard, the Partnership will make each person participating in the Exchange Offer aware (through the prospectus contained in the Registration Statement (the “Prospectus”) or otherwise) that (a) any broker-dealer who holds the Old Notes acquired for its own account as a result of market-making activities or other trading activities and who receives

Securities and Exchange Commission

June 25, 2010

Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer must deliver a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and that, by delivering such a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act; and (b) if any person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter, or other interpretive letters to similar effect, and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Partnership acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

4. The Partnership will also make each exchange offeree participating in the Exchange Offer aware (through the Prospectus or otherwise) that, by tendering the Old Notes in the Exchange Offer, such person will be deemed to (a) represent that such person is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes and (b) acknowledge that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of Section 10 of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Old Notes pursuant to the Exchange Offer. The Prospectus will also contain a statement to the effect that, by delivering such a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

5. The Partnership will commence the Exchange Offer for the Old Notes when the Registration Statement is declared effective by the Securities and Exchange Commission. The Exchange Offer will remain in effect for a limited time and will not require the Partnership to maintain an “evergreen” registration statement. The Exchange Offer will be conducted by the Partnership in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

[Signature Page Follows]

Securities and Exchange Commission

June 25, 2010

Very truly yours,

DIGITAL REALTY TRUST, L.P., a Maryland limited partnership

By:	DIGITAL REALTY TRUST, INC.,
its general partner

By:	/s/ Joshua A. Mills
Name:	Joshua A. Mills
Title:	General Counsel and Assistant Secretary